Jasperate, Inc.



ANNUAL REPORT

1932 Pleasant Hill Lane, Lisle, IL 60532
www.jasperate.com

This Annual Report is dated April 10, 2019

BUSINESS

Corporate Background and General Overview

Jasperate, Inc ("Jasperate," "we," "us," "our," or "the Company") was formed as an Illinois corporation in March 2017, for the purpose of developing innovative hypodermic needles and related products.

We are a development-stage, pre-revenue, and pre-earning company and do not expect to generate revenue in 2019. Please review the risks associated with our Company, as presented in this document and other sources.

Our initial business plan is to develop a robust intellectual property portfolio of hypodermic needles and related products that improve patient care. Our flagship brand is the J-ject needle® (replaces our previously named J-needle®). We endeavor to leverage our technology to assist doctors and medical professionals by enabling them to improve patient care.

Experimental use of hypodermic needles for medical purposes was first performed in the 17th century. However, due to poor results, hypodermic needles were left dormant until the 19th century but have grown to widespread use today for health care worldwide. Although the medical industry has seen vast technological advancements in the last several decades, the technology of hypodermic needles has largely been neglected. The Company is focusing on applying modern technology to hypodermic needles with the J-ject needle.

The J-ject needle can be used in the medical industry for applications to improve treatments and procedures for a variety of ailments. We've identified areas such as rheumatology, orthopedics, plastic surgery, neurology, anesthesiology, ophthalmology, podiatry, pain management, and dentistry as target medical disciplines for the J-ject needle.

Although there are many treatments and procedures that could benefit from the use of the J-ject needle, we're first focused on trigger finger. This includes targeting the 27,000 orthopedics and 5,600 rheumatologists that treat trigger finger. This is a quality-of-life ailment that affects 2-3% of the total population and 10-20% of diabetics. This ailment inhibits patients from bending and straightening fingers. The traditional treatment with a conventional needle includes piercing a sensitive tendon to inject medicine into the joint. Health care workers often manually bend or otherwise manipulate the needle to avoid piercing sensitive tissue. However, surgical grade steel is typically not easy to manipulate and can lead to needle integrity and safety issues. Use of the J-ject needle is superior because it resolves these issues by avoiding the piercing of sensitive tissue and other obstructions. It's faster for the doctor or medical professional to administer the medication and it's less painful for the patient.

Our sales strategy is to endeavor to license our intellectual property portfolio to existing health care manufacturers such as Becton Dickinson, Hamilton, Medtronic, and others. Our expectation is that we'll receive royalty revenue from our customers through licensing agreements. We will market directly to physicians and medical professionals to create pull-through demand.

Competition

Although there are many firms engaged in the manufacture, sale, and distribution of medical devices and supplies, including hypodermic needles, we believe that we are the only pure-play firm that's dedicated to developing an innovative portfolio of hypodermic needles with the intent of closing licensing agreements to generate revenue.

Employees

The Company has 3 (three) part time employees, as of the date hereof.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

Since our inception, we have filed 9 (nine) patent applications with the United States Patent and Trademark Office (USPTO) and with the World Intellectual Property Organization (WIPO). This includes 3 (three) non-provisional utility applications with the USPTO, 1 (one) non-provisional design application with the USPTO, 3 (three) provisional utility applications with the USPTO, and 2 (two) PCTs with the WIPO. One of the three provisional utility applications has expired and was converted into one of the non-provisional utility applications.

Since our inception, we have filed 3 (three) trademark applications. This includes applications for "J-needle", "J-ject needle", and the stylized Jasperate logo. The United States Patent and Trademark Office has issued registrations for J-needle®, J-ject needle®, and the stylized Jasperate logo.

In 2018, we negotiated an agreement to acquire the intellectual property rights for the patent: "Hemodialysis needle and method for inserting the same" (patent number 8,088,107) and applied to the United States Patent and Trademark Office to receive the assignment. A successful assignment is required to close the agreement. As of the issuance date of this report, we have not received the assignment.

Indebtedness

Other than customary working capital liabilities which are reflected in our financial statements, the Company has no indebtedness.

Previous Offerings

During 2018, we sold 99,400 shares (at $1.00 per share) of non-voting common stock pursuant to Regulation CF and 35,000 shares (at $3.00 per share) of non-voting common stock pursuant to Rule 504 of Regulation D for a total of 134,400 shares of non-voting common stock. Note that we previously reported that we sold 100,000 shares of non-voting common stock pursuant to Regulation CF but 600 shares were declined due to credit card issues resulting in 99,400 shares.

RISK FACTORS

The risks described below are not the only ones we face. The occurrence of any of the following risks or future or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial position, results of operations or cash flows.

Jasperate is a development-stage company with limited operating history, minimal operating capital, no significant assets, no revenue, and no earnings. If we cannot raise enough investment capital in the future, we may not survive.

We have minimal operating capital, and for the foreseeable future we will be dependent upon our ability to finance our operations from the sale of additional equity or other financing alternatives. We have a history of accumulated deficits that may continue into the foreseeable future. Startups often depend on raising several rounds of additional capital until they're profitable. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other events which would have a material adverse effect on us and our stockholders. We have no significant assets or financial resources, so the failure to raise sufficient operating capital could put your investment at significant risk.

We completed equity offerings in 2018 where we successfully raised $204,400.

Terms of subsequent financings may adversely impact the value of your investment.

We will likely need to engage in common equity, debt, preferred stock, or warrant financing in the future. As a result, your rights and the value of your investment could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. Warrants could be issued to allow purchase of securities at a fixed price in the future. The terms of preferred stock and or warrants could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Credit might not be available when we need it; issuing more equity may dilute your ownership interest or may not be possible.

We anticipate needing access to credit in order to support our growth. Although interest rates are currently low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales/licensing activity and or other aspects of our business. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales/licensing activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Our intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property portfolio. We currently hold pending patents and trademarks as well as an Internet domain name, copyrights, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our pending patents and that much of the Company's current value depends on their strength. The Company intends to continue to file additional patent applications and build its intellectual property portfolio. There is no guarantee that our portfolio and or any additional patent applications will ever be issued in the United States or any jurisdiction. Further, there is no guarantee that our portfolio and or any additional patent applications and or any patents that we may be issued to us will be enforceable and or effective.

In addition, from time to time, we may seek to acquire patent application(s) and or issued patent(s) from a third party(ies). There is no guarantee that such a transaction will be successful and there is no guarantee that the terms of the transaction will be favorable for the Company, adversely impacting the value of the Company and your investment. Further, there is no guarantee that any acquired patent application(s) and or acquired issued patent(s) will be enforceable or effective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render it unenforceable through some other mechanism. If competitors are able to bypass our protection without obtaining a license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if the intellectual property is deemed unenforceable, the Company's potential revenue will almost certainly be adversely impacted.

Intellectual property rights are limited in their impact to the country or jurisdiction of issuance. Although the Company currently possesses rights in the United States, we may make future business decision to pursue rights in other countries. In the event that we pursue and are granted rights in countries or jurisdictions outside the United States, the rights can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more countries or jurisdictions.

We may be unsuccessful in creating a pipeline of intellectual property.

Our business plan includes developing a pipeline of intellectual property from organic and potentially inorganic sources. We may not be able to convert our ideas into viable intellectual property or we may not identify ideas at all. Further, we may be unsuccessful in our potential quest to acquire intellectual property from outside the Company. Any and all of these factors may result in a diminished pipeline of intellectual property that can negatively impact the value of the Company.

There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from licensing our intellectual property.

Because our products are needles and related products, there is a large body of similar prior art. Although we have yet to find a patent upon which we believe our products infringe, such a patent could exist either in the United States or abroad.

Moreover, it is possible that the holders of patents for other devices that are similar to our products will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our Company, pay past damages and future royalties on our products, and or reduce the royalty rates for any licenses we may grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

The cost of enforcing our intellectual property rights could prevent us from enforcing them.

Intellectual property litigation is extremely expensive. Even if we believe that a competitor is infringing on our intellectual property, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our intellectual property rights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our products could have a design flaw or manufacturing defect.

Although we intend to test our designs, it is possible that there is a design flaw that will require us to recall all or a significant number of products. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.

Our new products and or licenses could fail to achieve sales traction.

It is possible that our new products and or our licenses will fail to gain market acceptance for any number of reasons. If the new products and or licenses fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face several regulatory hurdles.

Our needles will need to comply with many governmental standards and regulations relating to health care. In addition, manufacturing facilities are subject to stringent standards. Compliance with all of these requirements may impact our efforts, thereby adversely affecting our business and financial condition.

The nature of the products means there is a high likelihood we will face lawsuits.

We endeavor to sell products and or licenses for the products that require piercing the skin of patients and rely on the skills of physicians and medical professionals to properly perform medical procedures. Thousands of people are injured or killed every year due to complications from medical procedures. As a result, the health care industry experiences a significant number of lawsuits. As use of our products grow, we expect to face lawsuits from some customers who may be injured while using our products. If our products are shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and or redesign the products. These costs could adversely affect or bankrupt our Company, which would significantly reduce the value of your investment.

There are several potential competitors who are better positioned than we are to take the majority of the market.

The health care industry is well-developed and highly competitive. There are several large and established firms with the engineering talent, economic resources, and manufacturing relationships needed to develop a competitive product. Many of these firms also have well-recognized brand names and established international distribution that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a license from us, then the value of your investment would be greatly diminished.

New entrants can enter the market.

We expect that we may compete with new market entrants that may be larger, established health care technology companies who currently have products on the markets and or various respective product development programs. They may have much better financial means and marketing/sales and human resources. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

Our success is highly dependent on our current management.

Our success is highly dependent on David Weksel, Stephen Soloway, and Charles S. Brunner. The loss of their services would have a material adverse effect on our business. We have not obtained any "key man" insurance.

Our failure to attract and retain other highly qualified personnel in the future could harm our business.

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. More importantly, there is no established market for the securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth.

Any valuation at this stage is pure speculation and should be treated as such.

We have not undertaken any efforts to produce a valuation of the Company. No one is saying the company is worth a specific amount. It's a question of the investor willing to burden the risk.

Company is controlled by voting common stockholders.

The Company's voting common stockholders are David Weksel, Stephen Soloway, and Charles S. Brunner. Non-voting common stockholders will not be able to control the management or operations of the Company.

Our financial statements have not been reviewed or audited by an independent public accounting firm.

We are not required and have not engaged an independent public accounting firm to review or audit our financial statements.

Forward looking projections are only estimates.

Any projections regarding our anticipated performance are hypothetical and are based on our best estimate of the probable results of our operations, and have not been reviewed by independent accountants. Such projections are based on several assumptions which we believe are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond our control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

REGULATORY INFORMATION

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

We are considered to be a development-stage company, since we are devoting substantially all of our efforts to generating the primary assets of the Company. We commenced operations in March 2017 and are still developing our intellectual property portfolio.

Financial Statements

Our financial statements can be found at Exhibit A. The financial statements include the results of operations since our inception date.

Operating Results

We have not yet generated any revenues, and we do not expect to do so until after further developing our intellectual property portfolio and we close sales contracts with customers. Management estimates that the Company will not generate revenues in 2019.

Operating expenses increased to $53,089.00 from $5,266.14 for the year ended December 31, 2018 and the period from inception to December 31, 2017, respectively.

As a result, the Company's net loss increased to $53,089.00 from $5,266.14 for the year ended December 31, 2018 and the period from inception to December 31, 2017, respectively.

Liquidity and Capital Resources

Our cash balance increased to $157,052.36 from $7,241.36 (including restricted cash) on December 31, 2018 and December 31, 2017, respectively.

To date, we have funded our operations with the proceeds from the Company's founders and funds raised in our equity financing. During 2018, we received $204,400 from the sale of shares of non-voting common stock.

Plan of Operations

We are taking a two pronged approach to further develop our intellectual property. The first includes performing primary research to analyze the current mechanics of hypodermic needling to identify opportunities to improve patient care and the overall needling process. We're assessing elements such as patient and medical professional safety, levels of patient pain and side effects, patient recovery time, cost impact, and treatment time and labor requirements. We expect this effort will yield compelling needle designs and the associated intellectual property.

The second prong of the approach is to evaluate outside intellectual property. This evaluation includes determining the synergies with our existing intellectual property portfolio and our intellectual property pipeline. The goal is to prioritize a list of target properties that we can pursue for potential acquisition and or assignment. We endeavor to opportunistically enter into negotiations and close viable transactions.

Management estimates that the Company will not generate revenue in 2019. We will incur technical, legal, and related expenses in our pursuit of intellectual property.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name	Position	Dates of Service
David Weksel	Chief Executive Officer, President, Director	Since inception
Stephen Soloway	Chief Medical Advisor, Inventor, Director	Since inception
Charles S. Brunner	Chief Operating Officer, Chief Engineer, Director	Since inception

Mr. David Weksel, Chief Executive Officer, President, Director. Mr. Weksel has held executive and management positions in strategy and business development with large companies and startups. This includes firms such as Accenture, AT Kearney/Electronic Data Systems, Davis Legend Corp., and Lucent New Ventures Group (now Nokia). Early in his career he was an associate in the investment banking group of Paine Webber (acquired by UBS). Mr. Weksel was also the founder of SelectWave, Inc., a startup in the cloud-based mobility space. After launching and operating the company for several years, he subsequently conducted an auction and successfully closed an asset sale of the company. Mr. Weksel received certification as a Mergers & Acquisitions Advisor, an MBA in Finance from Duke University, and a BS in Mechanical Engineering from Stony Brook University. In addition, he is a Director of Strategic Growth at Panduit Ventures and he is an adjunct professor at the College of DuPage where he occasionally teaches entrepreneurship. Mr. Weksel is also an inventor of seven U.S. patents and multiple international patents.

Dr. Stephen Soloway, Chief Medical Advisor, Inventor, Director. Dr. Soloway received his undergraduate degree from at Stony Brook University. He completed his medical training from the American University of the Caribbean School of Medicine in the British West Indies, London, Boston MA, Omaha NE, with post graduate training at Mercy Catholic Medical Center, Misericordia Division, Medical College of

Pennsylvania, Philadelphia Veterans Administration Medical Center, and St. Christopher's Hospital for Children. Prior to co-founding Jasperate in March 2017, Dr. Soloway was the founder of his medical practice, Arthritis & Rheumatology Associates, where he continues to help patients as he has been doing since 1993. Dr. Soloway has dedicated his life to helping patients and colleagues for decades. He has patients visit him from six countries and many U.S. cities. Dr. Soloway's devotion to patient's needs have earned him Top Doctor Awards every year since 2003 and he is regarded as one of the leaders in the Philadelphia, New Jersey, and Delaware area for Rheumatologic care.

Mr. Charles S. Brunner, Chief Operating Officer, Chief Engineer, Director. Mr. Brunner has spent over thirty years as an engineer and new product development executive. His expertise includes managing and driving the New Product Development process and translating technical information into features and benefits for Sales & Marketing. Mr. Brunner held engineering and product development positions with Zeemote, Product Genesis, and Ensoniq Corp. Prior to co-founding Jasperate in March 2017, Mr. Brunner was the Director of R&D at SharkNinja (formerly Euro-Pro), a manufacturer of small home appliances. He graduated from Pennsylvania State University with a BS in Mechanical Engineering, has written and spoken multiple times with regard to innovation and opportunity identification, and currently holds fifteen U.S. patents and multiple international patents.

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	% of Voting Power
David Weksel	225,000 shares of Voting Common Stock	45.0%
Stephen Soloway	225,000 shares of Voting Common Stock	45.0%

RELATED PARTY TRANSACTIONS

We have not conducted any related party transactions.

OUR SECURITIES

Our authorized capital stock consists of 1,000,000 shares of voting common stock, $0.00000 par value per share and 2,000,000 shares of non-voting common stock, $0.00000 par value per share. As of April 10, 2019, 500,000 shares of voting common stock are outstanding and 134,400 shares of non-voting common stock are outstanding. The following is a summary of the rights of our capital stock.

Voting Common Stock

Voting Rights. The holders of the voting common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of non-voting common stock are not entitled to vote on any matter except as required under applicable law.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of voting common stock and non-voting common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the voting common stock and non-voting common stock will be a business decision to be made by our board of directors based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the voting common stock and non-voting common stock may be restricted by law and by loan agreements, indentures, and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of voting common stock and non-voting common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences. The rights, preferences, and privileges of the holders of the Company's voting common stock and non-voting common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of additional classes of common and or preferred stock that we may designate in the future.

Non-Voting Common Stock

Voting Rights. The holders of the non-voting common stock are not entitled to vote on any matter except as required under applicable law. The holders of voting common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of voting common stock and non-voting common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the voting common stock and non-voting common stock will be a business decision to be made by our board of directors based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the voting common stock and non-voting common stock may be restricted by law and by loan agreements, indentures, and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of voting common stock and non-voting common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences. The rights, preferences, and privileges of the holders of the Company's voting common stock and non-voting common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of additional classes of common and or preferred stock that we may designate in the future.

What it means to be a minority holder

As a minority holder and a holder of non-voting common stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a private placement, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on FORM C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 10, 2019.

JASPERATE, INC.

By   /s/ David Weksel_____
David Weksel,
Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

I, David Weksel, the Chief Executive Officer of Jasperate, Inc., hereby certify that the financial statements of Jasperate, Inc. and notes thereto for the periods ending December 31, 2017 and December 31, 2018 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income (loss) of $(53,089); taxable income (loss) of $(53,089) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the Tenth day of April, Two Thousand and Nineteen.

/s/ David Weksel_____(Signature)

Chief Executive Officer_____(Title)

April 10, 2019_____(Date)

JASPERATE, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE PERIODS ENDED
DECEMBER 31, 2018 AND 2017

JASPERATE, INC.

Index to Financial Statements
(unaudited)

JASPERATE, INC.
BALANCE SHEET
DECEMBER 31, 2018 and 2017
(unaudited)

Assets		2018		2017
Current Assets:				
Cash	$	157,052.36	$	4,241.36
Restricted Cash		-		3,000.00
Total current assets		157,052.36		7,241.36
Total assets	$	157,052.36	$	7,241.36
Liabilities and Stockholders' Equity				
Current Liabilities:				
Accounts payable	$	1,007.50	$	2,507.50
Total current liabilities		1,007.50		2,507.50
Commitments and contingencies		-		-
Stockholders' Equity				
Voting common stock, $0.00000 par value;				
1,000,000 shares authorized; 500,000 issued				
and outstanding as of DECEMBER 31, 2018	$	10,000.00	$	10,000.00
Non-voting common stock, $0.00000 par value;				
2,000,000 shares authorized; 134,400 issued and				
outstanding as of DECEMBER 31, 2018		204,400.00		-
Accumulated deficit		(58,355.14)		(5,266.14)
Total stockholders' equity		156,044.86		4,733.86
Total liabilities and stockholders' equity	$	157,052.36	$	7,241.36

JASPERATE, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 2018 AND
THE PERIOD MARCH 30, 2017 (DATE OF INCEPTION) TO DECEMBER 31, 2018
(unaudited)

	2018	2017
Revenues	$ -	$ -
Operating Expenses:		
General and adminstrative	53,089.00	5,266.14
Total operating expenses	53,089.00	5,266.14
Net Loss	$ (53,089.00)	$ (5,266.14)

JASPERATE, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 2018 AND
THE PERIOD MARCH 30, 2017 (DATE OF INCEPTION) TO DECEMBER 31, 2018
(unaudited)

| | Voting Common Stock | | Non-Voting Common Stock | | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Deficit	Equity (Deficit)
Inception	500,000	$ -	-	$ -	$ -	$ -
Contributed capital	-	10,000.00	-	-		10,000.00
Net loss	-	-	-	-	(5,266.14)	(5,266.14)
December 31, 2017	500,000	$ 10,000.00	-	$ -	$ (5,266.14)	$ 4,733.86
Shares issed for cash	-	$ -	134,400	$ -	$ -	$ -
Contributed capital	-	-	-	204,400.00		204,400.00
Net loss	-	-	-	-	(53,089.00)	(53,089.00)
December 31, 2018	500,000	$ 10,000.00	134,400	$ 204,400.00	$ (58,355.14)	$ 156,044.86

JASPERATE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 2018 AND
THE PERIOD MARCH 30, 2017 (DATE OF INCEPTION) TO DECEMBER 31, 2018
(unaudited)

	2018	2017
CASHFLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (53,089.00)	$ (5,266.14)
Changes in operating assets and liabilities:		
Accounts payable	(1,500.00)	2,507.50
Net cash used in operating activities	(54,589.00)	(2,758.64)
CASHFLOWS FROM FINANCING ACTIVITIES:		
Contributed capital from founders	-	10,000.00
Contributed capital from investors	204,400.00	-
Net cash provided by financing activities	204,400.00	10,000.00
Increase (decrease) in cash and cash equivalents	149,811.00	7,241.36
Cash and cash equivalents, beginning of period	7,241.36	-
Cash and cash equivalents, end of period	$ 157,052.36	$ 7,241.36
Supplemental disclosures of cash flow information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

JASPERATE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 2018 AND
THE PERIOD MARCH 30, 2017 (DATE OF INCEPTION) TO DECEMBER 31, 2018
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Jasperate, Inc. was formed on March 30, 2017 ("Inception") in the State of Illinois. The financial statements of Jasperate, Inc (which may be referred to as "Jasperate", the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lisle, IL.

Jasperate is in the business of developing and creating intellectual property and licensing it to generate royalty revenue.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from royalties when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Illinois state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

The Company has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 1,000,000 shares of our voting common stock with $0.00000 par value. As of December 31, 2018, we issued 225,000 of these shares to our co-founder Mr. David Weksel; 225,000 of these shares to our co-founder Dr. Stephen Soloway; and 50,000 of these shares to our co-founder Mr. Charles S. Brunner.

We have authorized the issuance of 2,000,000 shares of our non-voting common stock with $0.00000 par value. As of December 31, 2018, we issued 134,400 of these shares.

NOTE 6 – RELATED PARTY TRANSACTIONS

We have no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 10, 2019, the issuance date of these financial statements. The Company has determined that there are no subsequent events to report.